Mail Stop 3561

June 25, 2007

Marcello Bottoli, Chief Executive Officer
Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

> **Re:** **Samsonite Corporation**
> **Preliminary Information Statement on Schedule 14C, as revised**
> **Filed May 11, 2007**
> **File No. 0-23214**

Dear Mr. Bottoli:

We have completed our review of Samsonite Corporation's Preliminary Information Statement on Schedule 14C, as revised, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard J. Grossman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile